Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

June 6, 2024

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Tracie Mariner

Re:	Aditxt, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 14, 2024 File No. 333-276588

Dear Ms. Mariner:

This letter sets forth the response of Aditxt, Inc., a Delaware corporation (the “Company”), to the comment received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2024 concerning Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-276588) filed with the Commission on February 12, 2024 (the “Registration Statement”).

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary

Recent Developments

Merger Agreement with Evofem Biosciences, Inc.

1.	We note your disclosure that you appear to have purchased equity investments in the amount of $22,711,211, which corresponds to an investment in Evofem on your balance sheet. Please provide us your analysis of accounting for this investment under the cost method and how you concluded that you do not exercise significant influence over Evofem such that financial statements pursuant to Rule 3-09 of Regulation S-X would be required. In addition, please confirm you continue to believe the acquisition of Evofem is not probable such that financial statements and pro forma information are not required under Rule 3-05 and Article 11 of Regulation S-X.

Response:

Under ASC 321, investments in equity securities are reported at fair value. If an investment does not have a readily determinable fair value, the security may qualify to use net asset value as a practical expedient to fair value. If an investment does not have a readily determinable fair value and does not qualify for the net asset value practical expedient, ASC 321010-35-2 provides that an entity, other than those that apply industry-specific guidance, may elect to measure an equity security at cost minus impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar instrument of the same issuer.

In concluding to account for this transaction under the cost method in accordance with ASC 321, the Company considered the following key factors:

●	The Evofem Series F-1 Preferred Stock meets the requirements of an equity security;

●	There is not a readily determinable market value for the Evofem Series F-1 Preferred Stock;

●	The original cost basis is based upon the amounts exchanged as provided by the issuer of the securities and the third-party holders;

●	The Company has not identified observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Also, in accordance with ASC 321, the Company plans to reassess at each reporting period whether the equity investment without a readily determinable fair value qualifies to be measured. In addition, in accordance with ASC 321, the Company will continue to assess the carrying value of this investment (currently carried at cost). To the extent the investment requires adjustment either because of an impairment, or a further exchange of additional similar securities the Company will adjust the basis and reflect any gain/loss in the Income Statement. The Company will also continue to assess for an increase or decrease in the level of ownership of the Company’s equity interests which may cause the Company to change its method of accounting for securities to or from the guidance in ASC 321. Furthermore, to the extent that the Company’s increases their position either through further acquisitions of securities, or the conclusion of the Merger, the Company will further assess treatment under the equity method, or consolidation method of accounting, as required under USGAAP. The investment will be held at cost and assessed for impairment on a quarterly basis.

The Company respectfully submits that it did not deem the Evofem merger to be probable at the time of filing of its Form 8-K on December 12, 2023 nor does it presently deem the Evofem merger to be probable. While a definitive agreement merger agreement was entered into with Evofem on December 11, 2023 (the “Merger Agreement”), there are significant conditions to closing, many of which are outside of the Company’s control, that need to be satisfied, before the Company would consider closing to be probable. These conditions include the following:

Conversion of Evofem Preferred Stock

●	All preferred stock of Evofem (other than the Evofem Series E-1 Preferred Stock) is required to be converted to common stock of Evofem;

●	The holders of such preferred stock of Evofem are entitled to certain rights upon a change of control transaction, including but not limited to a redemption right;

●	The Company can provide no assurance that all holders will elect to convert such preferred stock.

Agreement of Evofem Warrant Holders

●	Evofem is required to (i) obtain agreements from all holders of its warrants which provide: (a) waivers with respect to any fundamental transaction, change in control or other similar rights that such warrant holder may have under any such Evofem warrants, and (b) an agreement to such Evofem warrants to exchange such warrants for preferred stock; or (ii) cash out any warrant holders that have not agreed to the foregoing;

●	The Company can provide no assurance that Evofem will be successful in obtaining the agreement of its warrant holders or that they will have sufficient funds to cash out any remaining warrant holders;

Waivers from Evofem Convertible Noteholders

●	Evofem shall have obtained waivers from the holders of the convertible notes of Evofem (the “Evofem Convertible Notes”) with respect to any fundamental transaction rights that such holder may have under the Evofem Convertible Notes, including any right to vote, consent, or otherwise approve or veto any of the transactions contemplated under the Merger Agreement;

●	The Company can provide no assurance that Evofem will be successful in securing such waivers;

Exchange of Evofem Convertible Notes and Purchase Rights

●	the Company shall have obtained agreements with the holders of certain securities of Evofem, including Convertible Notes and purchase rights, to exchange such securities with an aggregate value of approximately $86.1 million, for not more than an aggregate (for all holders of Evofem Convertible Notes) of 86,153 shares of Company Preferred Stock;

●	On December 26, 2023, the Company entered into an exchange agreement with certain of such holders pursuant to which such holders exchanged Evofem securities with an aggregate stated value of approximately $22.3 million for 22,280 shares of Company Preferred Stock;

●	The Company can provide no assurance that it will be successful in reaching an agreement with the remaining holders of such securities, with an aggregate stated value of approximately $63.9 million, for Company Preferred Stock;

Loan / Equity Investment in Evofem

●	Pursuant to the Merger Agreement, Evofem had a right to terminate the Merger Agreement in the event that the Company had not made a loan to Evofem of no less than $3 million prior to January 31, 2024 (the “Parent Loan”);

●	On January 30, 2024, the Company and Evofem entered into an amendment to the Merger Agreement to amend (i) the date of the Parent Loan (as defined in the Merger Agreement) to Evofem to be February 29, 2024, (ii) to change the date by which Evofem may terminate the Merger Agreement for failure to receive the Parent Loan to be February 29, 2024, and (iii) to change the filing date for the Joint Proxy Statement (as defined in the Merger Agreement) to April 1, 2024;

●	On February 29, 2024, the Company, Adifem f/k/a Adicure and Evofem entered into the Third Amendment to the Merger Agreement (the “Third Amendment to Merger Agreement”) in order to, among other things (i) extend the date by which the Company and Evofem will file the joint proxy statement until April 30, 2024, and (ii) remove the requirement that the Company make the Parent Loan (as defined in the Merger Agreement) by February 29, 2024 and replace it with the requirement that the Company make an equity investment into Evofem consisting of (a) a purchase of 2,000 shares of Evofem Series F-1 Preferred Stock for an aggregate purchase price of $2.0 million on or prior to April 1, 2024, and (b) a purchase of 1,500 shares of Evofem Series F-1 Preferred Stock for an aggregate purchase price of $1.5 million on or prior to April 30, 2024.

●	On April 26, 2024, the Company received notice from Evofem (the “Termination Notice”) that Evofem was exercising its right to terminate the Merger Agreement as a result of the Company’s failure to provide the Initial Parent Equity Investment (as defined in the Merger Agreement, as amended).

●	On May 2, 2024, the Company, Adifem and Evofem entered into the Reinstatement and Fourth Amendment to the Merger Agreement in order to, among other things, (i) reinstate the Merger Agreement, as amended by the Fourth Amendment, as if never terminated; (ii) revise section 6.10 of the Merger Agreement such that, after the Initial Payment, and upon the closing of each subsequent capital raise by the Company (each a “Parent Subsequent Capital Raise”), the Company shall purchase that number of shares of Evofem’s Series F-1 Preferred Stock, par value $0.0001 per share (the “Series F-1 Preferred Stock”), equal to forty percent (40%) of the gross proceeds of such Parent Subsequent Capital Raise divided by 1,000, up to a maximum aggregate amount of $2,500,000 or 2,500 shares of Series F-1 Preferred Stock. A maximum of$1,500,000 shall be raised prior to June 17, 2024 and $1,000,000 prior to July 1, 2024 (the “Parent Capital Raise”); and extend the date after which either party may terminate from May 8, 2024 to July 15, 2024;

In addition to the foregoing, in connection with the Merger Agreement, the Company entered into an assignment agreement with the holders (the “Holders”) of certain senior secured indebtedness of Evofem, pursuant to which the Holders assigned the Notes to the Company in consideration for the issuance by the Company of (i) an aggregate principal amount of $5.0 million in secured notes of the Company due on January 2, 2024 (the “January 2024 Secured Notes”), (ii) an aggregate principal amount of $8.0 million in secured notes of the Company due on September 30, 2024 (the “September 2024 Secured Notes”), (iii) an aggregate principal amount of $5.0 million in ten-year unsecured notes, and (iv) payment of $154,480 in respect of net sales of Phexxi in respect of the calendar quarter ended September 30, 2023.

The Company and the Holders have entered into a series of amendments to the January 2024 Secured Notes and the September 2024 Secured Notes, pursuant to which, among other things, the maturity date of the January 2024 Notes was extended to February 29, 2024 in consideration of a principal payment in the aggregate amount of $1.25 million on the January 2024 Secured Notes no later than February 9, 2024 (the “Additional Consideration”) and in increase in the aggregate principal balance of $300,000 on the September 2024 Secured Notes. The Company failed to make the Additional Consideration Payment by February 9, 2024 and was then in default on the January 2024 Secured Notes and the September 2024 Secured Notes. On February 26, 2024, the Company and the Holders entered into an Assignment Agreement (the “February Assignment Agreement”), pursuant to which the Company assigned all remaining amounts due under the January 2024 Secured Notes, the September 2024 Secured Notes and the Unsecured Notes (collectively, the “Notes”) back to the Holders. In connection with the February Assignment Agreement, the Company and the Holders entered into a payoff letter (the “Payoff Letter”) and amendments to the January 2024 Secured Notes (“Amendment No. 4 to January 2024 Secured Notes”), pursuant to which the maturity date of the January 2024 Secured Notes was extended to March 31, 2024 and the outstanding balance under the Notes, after giving effect to the transactions contemplated by the February Assignment Agreement as applied pursuant to the Payoff Letter, was adjusted to $250,000. Thus, in order to close the transactions contemplated under the Merger Agreement, the Notes will need to be repaid or the Holders will otherwise need to waive certain rights or consent to the transactions contemplated thereby.

If you have any questions relating to any of the foregoing, please contact Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP at (212) 896-0610.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid
Sheppard, Mullin, Richter & Hampton LLP
cc: Amro Albanna, CEO

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